February 7, 2005

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0305
Attention: Mr. Daniel Gordon, Branch Chief

Re:	Molex Incorporated (File No. 0-07491)
Form 10-K for the year ended June 30, 2004
          Filed September 10, 2004
Form 10-Q for the quarter ended September 30, 2004
Form 8-K’s dated November 11 and December 1, 2004

Ladies and Gentlemen:

On behalf of our client Molex Incorporated (the “Company”), this letter sets forth the Company’s responses to comments on the above-referenced filings provided by the Staff of the Securities and Exchange Commission by letter dated February 4, 2005.

The Staff’s comments are restated below in bold, italicized type, and are followed by the Company’s responses thereto. All references herein to an Appendix or the Appendices refer to the Appendices being provided to the Staff supplementally.

1.	Analysis of Intercompany Sales/Inventory Transactions, Including the Elimination of Intercompany Profit

Please provide the staff with a detailed explanation of both your old and new policies for recording intercompany sales/inventory transactions. The analysis should include representative sample journal entries for the parent and the sub(s) for the entire cycle of the transaction, including elimination in consolidation, and explanations and examples of how you measure and record the amount of intercompany profit in inventory on-hand and in-transit at each balance sheet date.

Response: The Company supplementally provides the following information with respect to its policy for recording intercompany (I/C) sales/inventory transactions.

I/C Sales Elimination: The Company’s policy and procedure for I/C sales elimination has remained the same throughout the referenced periods and preceding that time. The I/C sales eliminations are done automatically by the Company’s Hyperion Financial Management (HFM) consolidation software. No manual journal entries are recorded for this process. The logic in the system identifies all related party transactions and systematically eliminates them at the appropriate management reporting level, i.e. sub-group, region or Company. One hundred percent of I/C sales are eliminated from revenue and corresponding automatic elimination entries are made to cost of sales.

On-Hand I/C Profit-in-Inventory Elimination: Prior to December 2002, the elimination of I/C profit-in-inventory was determined by applying the I/C gross profit percentage reported by the supplying (manufacturing) entity to the I/C inventory reported by each holding (selling)

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February 7, 2005

entity. In December 2002, the Company implemented a new procedure utilizing its SAP system to determine I/C profit-in-inventory. This procedure has been used since that time. Under both methodologies the calculated amount of profit-in-inventory is eliminated via a consolidation journal entry. See Appendix 1.1 for a description of how profit-in-inventory is calculated by the SAP system.

Appendix 1.2 provides a representative sample journal for the entire cycle of the transaction, including elimination in consolidation.

Appendix 1.3 provides a more detailed view of the summary journal entry and the profit-in-inventory elimination. It provides examples of how the company measures and records the amount of intercompany profit-in-inventory on hand.

In-Transit I/C Profit-in-Inventory Elimination: As noted in the Company’s January 31, 2005 letter to the Staff, in response to Comment 30, the elimination of in-transit profit-in-inventory was not recorded prior to the quarter ending September 30, 2004. Appendix 36 of the Company’s letter of January 31, 2005 describes the procedure now in place for calculation of in-transit profit-in-inventory elimination. A copy of this description is included in Appendix 1.4 for ease of reference. The calculated amount of in-transit profit-in-inventory is eliminated via a consolidation journal entry at the Company level.

Appendix 1.5 shows the current summary journal vouchers made for both on hand and in-transit profit-in-inventory eliminations.

2.	Analysis of Accounts Receivable Reserves

As previously requested, please provide us with a rollforward of each significant component of your inventory reserve (i.e., reserve for returns, “specific allowances”, “general allowances, and bad debts) for each period presented, including the interim period. The schedule should reflect a separate column for adjustments (reversals) made in each period. Please reconcile the schedule to exhibits 12 and 44.2 in the supplemental materials previously provided to the staff.

Response: Appendix 2 is a rollforward of each significant component of the Company’s accounts receivable reserve for each period presented, including the interim periods. In the Company’s financial reporting system the various components of the receivable reserve balances are not segregated, and therefore the amounts shown in Appendix 2 for returns, allowances and bad debts were estimated based on historical information.

As part of the receivable analysis completed in the quarter ending December 2004, the Company determined percentages for returns and allowances by reviewing the last three fiscal year’s actual returns and allowances. The Company used these percentages as the basis for calculating the estimate of the reserve for returns and allowances in the prior periods. The difference between the estimated returns and allowances reserves and the Company’s total accounts receivable reserve is shown as allowance for bad debt. Going forward, new accounts have been created to separate track each component of the accounts receivable reserve.

Securities and Exchange Commission
February 7, 2005

Charges to income are segregated between total returns, total allowances and bad debt expense in the Company’s financial reporting system. This is the basis for the Charged to Income column of the rollforward presented in Appendix 2. The rollforward also includes a column under “Acq / Translation Adjustments” which refers to any opening balance sheet adjustments for acquisitions that were made in the periods presented, as well as the foreign currency effect of translating local currency balances into the Company’s reporting currency (USD).

Appendix 2 also includes information reconciling the information presented to the information included in Appendices 12 and 44.2 in the supplemental materials previously provided to the Staff.

3.	Please provide us with a summary schedule of all adjustments and reclassifications not booked for fiscal 2002, 2003, and 2004, including unrecorded proposed audit adjustments and reclassifications. Please include Appendix A, as referred to in point 10, on page 3, of the representation letter from you to Deloitte & Touche dated August 20, 2004.

Response: Appendix 3.1 is a summary schedule of all adjustments and reclassifications not booked for fiscal 2002, 2003 and 2004, including unrecorded proposed audit adjustments and reclassifications.

Please note there were no proposed Income statement adjustments for the fiscal year ending 2004.

The referenced Appendix to the representation letter to Deloitte & Touche LLP dated August 20, 2004 is included in Appendix 3.1.

4.	Please provide us with a schedule of the error, if any, in the slow and excess inventory reserve as of June 30, 2002, 2003, and 2004.

Response: The Company is unable to calculate precisely the effects of the software logic errors on its calculations of slow and excess (S&E) inventories, and the effects on the related reserves as of the dates prior to December 31, 2004. For purposes of the Company’s response to Comments 33 and 44 in its January 31, 2005 letter to the Staff, because the S&E reserve balance had not fluctuated significantly between June 30, 2002 and December 31, 2004, the Company estimated that the amounts of the errors would have been the same as of each date. See Appendix 4.1.

The Company has also calculated, in Appendix 4.2 attached, the estimated effects of the logic error as of June 30, 2004, 2003 and 2002 based on the assumption, which the Company believes is reasonable, that the effects of the errors as a percentage of S&E reserve would be the same as of each date. As shown in Appendix 4.2, the alternative estimation method does not result in significantly different amounts.

*          *          *          *

     The Company greatly appreciates the Staff’s prompt response in reviewing the Company’s January 31, 2005 letter. Under the terms of the exception to its continued listing

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February 7, 2005

requirements granted by Nasdaq, Molex is required to have filed an amended Form 10-Q for the fiscal quarter ended September 30, 2004 and its Form 10-Q for the fiscal quarter ended December 31, 2004 with the Commission on or before February 15, 2005 in order to avoid delisting of the Company’s Common Stock and Class A Common Stock from the Nasdaq National Market. The Company’s new independent auditor, Ernst & Young LLP, is currently working to complete its SAS 100 reviews of Molex’s financial statements for the fiscal quarters ended September 30, 2004 and December 31, 2004. Ernst & Young has advised the Company that it will not be in a position to complete its review of such fiscal quarters, which completed review is essential to the Company’s ability to file compliant Form 10-Qs for such fiscal quarters, until the Staff’s comments with the potential to impact the Company’s financial statements and disclosures for such fiscal quarters have been resolved. Accordingly, the Company would greatly appreciate the Staff’s cooperation in responding to this letter as promptly as practicable.

In connection with this response, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Staff’s position that the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

              The Company respectfully requests that the documents being provided to the Staff supplementally in response to the foregoing comments be returned to the Company pursuant to Rule 12b-4 under the Exchange Act upon completion of the Staff’s review.

              Thank you for your prompt attention to this letter responding to the Staff’s comment letter. If you would like additional information or would like to discuss the Company’s responses to your comments, please contact the undersigned at (312) 876-8222.

Very truly yours, SONNENSCHEIN NATH & ROSENTHAL LLP
By:	/s/ Michael M. Froy

cc:	Douglas A. Carnahan (Audit Committee)
Michael J. Birck (Audit Committee)
Robert J. Potter (Audit Committee)
Frederick Krehbiel (Molex Incorporated)
Robert Mahoney (Molex Incorporated)
Louis Hecht (Molex Incorporated)
James Doyle (Ernst & Young LLP)